1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 23, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2006

Yanzhou Coal Mining Company Limited is pleased to announce the unaudited interim operating results of the Company for the six months ended 30th June, 2006:

•      Total net sales was RMB5,923.4 million (or approximately US$740.8 million, or HK$5,754.2 million), representing a decrease of 2.1% as compared with the total net sales of RMB6,050.2 million (or approximately US$731.0 million, or HK$5,681.3 million) for the same period last year.

•      Net income attributable to the equity holders of the Company was RMB1,433.6 million (or approximately US$179.3 million, or HK$1,392.7 million), representing a decrease of 23.9% as compared with the net income attributable to the equity holders of the Company of RMB1,884.1 million (or approximately US$227.6 million, or HK$1,153.9 million) for the same period last year.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2006, which have been reviewed by the audit committee of the Board.

In the first half of 2006, raw coal production was 17.85 million tonnes, representing a decrease of 0.59 million tonnes or 3.2% as compared to the same period last year; coal sales was 16.86 million tonnes, representing an increase of 0.22 million tonnes or 1.3% as compared to the same period last year. Total net sales were RMB5,923.4 million, representing a decrease of RMB126.8 million or 2.1% as compared to the same period last year. Net income attributable to the equity holders of the Company was RMB1,433.6 million, representing a decrease of RMB450.5 million or 23.9% as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June			For the year ended 31st December 2005
	2006	2005	change as compared to the same period of last year (+/-)
	(RMB’000) (unaudited)	(RMB’000) (unaudited)%		(RMB’000) (audited)
Net sales
Net sales of coal	5,851,598	5,958,168	-1.8	11,353,485
Domestic	4,447,290	4,537,474	-2.0	8,421,462
Exports	1,342,907	1,420,694	-5.5	2,932,023
Yancoal Australia Pty	61,401	—	—	—
Net income of railway transportation service	71,754	92,064	-22.1	163,437
Total net sales	5,923,352	6,050,232	-2.1	11,516,922
Gross profit	3,276,428	3,621,172	-9.5	6,228,334
Interest expenses	(7,780)	(14,250)	-45.4	(24,611)
Income before income taxes	2,152,912	2,759,518	-22.0	4,419,973
Net income attributable to the equity holders of the Company	1,433,612	1,884,054	-23.9	2,881,461
Net cash from operating activities	383,018	2,620,952	-85.4	3,939,274
Earnings per share (RMB/share)	0.291	0.383	-23.9	0.586

		30th June		31st December 2005
		2006	2005
		(RMB’000) (unaudited)	(RMB’000) (unaudited)	(RMB’000) (audited)
Current assets		11,187,124	10,851,724	10,951,151
Current liabilities		3,777,113	3,620,216	3,429,030
Total assets		21,989,295	20,575,746	21,254,444
Equity attributable to equity holders of the Company		17,971,378	16,634,419	17,618,577
Return on net assets (%)		7.98	11.33	16.35
Net asset value per share (RMB/share)		3.65	3.38	3.58

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2006 and 2005 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2006, the raw coal production of the Company was 17.85 million tonnes, representing a decrease of 0.59 million tonnes or 3.2% as compared to the same period last year. Among which, (1) the raw coal production of the Company’s six coal mines in the headquarters area were 17.74 million tonnes, representing a decrease of 0.70 million tonnes or 3.8%, as compared to the same period last year. The decrease in raw coal production was due to the delay in resettlement schedule of the villages above coal reserves; (2) raw coal production of the Yanzhou Coal Australia Pty Limited (“Yancoal Australia Pty”) was 0.11 million tonnes. Austar Coal Mine of Yancoal Australia Pty is currently in preparation to resume production and has not yet commenced commercial operation, the raw coal produced was development coal formed during the development of a roadway prior to the commencement of production of the relevant mine.

In the first half of 2006, salable coal production of the Company was 17.20 million tonnes, which was kept at the same level as the same period last year. Of this amount, salable coal production of Yancoal Australia Pty was 0.10 million tonnes.

Coal Sales

In the first half of 2006, coal sales of the Company were 16.86 million tonnes, representing an increase of 0.22 million tonnes or 1.3% as compared to the same period last year. Of this total amount, (1) domestic sales were 13.55 million tonnes, representing an increase of 0.61 million tonnes or 4.7% as compared to the same period last year; (2) export sales were 3.20 million tonnes, representing a decrease of 0.50 million tonnes or 13.4% as compared to the same period last year; and (3) sales of Yancoal Australia Pty were 0.11 million tonnes.

In the first half of 2006, the Company implemented measures to optimize the sale product mix. The percentage of clean coal sales to total sales of the Company’s six coal mines in the headquarters area increased to 56.1% from 53.7% as compared to the same period last year.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June, 2006, 30th June, 2005, 31st December, 2005 and for the year ended 31st December, 2005 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June		For the six months ended 31st December 2005 Average price of coal products	For the year ended 31st December, 2005 Average price of coal products
	2006 Average price of coal products	2005 Average price of coal products
	(RMB per tonne)	(RMB per tonne)	(RMB per tonne)	(RMB per tonne)
1. Headquarters
Clean Coal
No. 1 Clean Coal	506.55	500.99	528.61	514.20
No. 2 Clean Coal	493.41	479.66	508.62	491.51
Domestic	489.32	522.30	501.04	513.67
Exports	500.55	418.39	519.16	460.09
No. 3 Clean Coal	380.75	367.07	373.68	370.54
Domestic	379.01	367.65	355.64	361.30
Exports	383.66	366.39	395.27	381.51
Lump Coal	422.29	446.34	418.43	432.26
Domestic	422.29	454.14	418.43	434.66
Exports	—	395.21	—	397.53
Subtotal for Clean Coal	420.61	413.07	414.33	413.69
Domestic	421.35	433.63	406.36	420.26
Exports	419.19	383.97	425.63	404.37
Screened Raw Coal	296.71	333.82	306.61	321.88
Mixed Coal and others	156.94	147.35	152.47	150.45
Average coal price	345.62	358.08	340.50	349.50
Domestic	328.23	350.68	315.91	333.74
2. Yancoal Australia Pty	558.34	—	—	—

Notes:

1.	The Company’s average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

2.	The historic average price per tonne of each type of coal products for the six months ended 31st December, 2005, was calculated based on the following formula:

(Net sales of each type of coal products for the year ended 31st December, 2005) less (Net sales of each type of coal products for the six months ended 30th June 2005)
(Sales volume of each type of coal products for the year ended 31st December 2005) less (Sales volume of each type of coal products for the six months ended 30th June 2005)

The Company’s average coal price of products in the headquarters area for the first half of 2006 was RMB345.62/tonne, representing a decrease of RMB12.46/tonne or 3.5%, as compared to the same period last year. The average domestic coal price was RMB328.23/tonne, representing a decrease of RMB22.45/tonne or 6.4%, as compared to the same period last year; while the average export coal price was RMB419.19/tonne, representing an increase of RMB 35.23/tonne or 9.2%, as compared to the same period last year. Decrease in average coal price of the Company was mainly due to the decrease in domestic coal price.

Average coal price of the coal of Yancoal Australia Pty was RMB558.34/tonne.

Net Sales of Coal

Net sales of coal of the Company were RMB5,851.6 million in the first half of 2006, representing a decrease of RMB106.6 million or 1.8%, as compared to the same period last year. Of the total net sales (1) net domestic sales were RMB4,447.3 million representing a decrease of RMB90.184 million or 2.0% as compared to the same period last year; (2) net export sales were RMB1,342.9 million, representing a decrease of RMB77.787 million or 5.5% as compared to the same period last year; and (3) net sales of Yancoal Australia Pty were RMB61.401 million.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2006 and 30th June, 2005 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June, 2006 (unaudited)			For the six months ended 30th June, 2005 (unaudited)
	Sales volume	Net sales	% to total net sales	Sales volume	Net sales	% to total net sales
	’000 tonnes	RMB’000	(%)	’000 tonnes	RMB’000	(%)
1 Headquarters
Clean Coal
No. 1 Clean Coal	494.0	250,253	4.3	403.9	202,361	3.4
No. 2 Clean Coal	2,671.7	1,318,267	22.5	3,004.4	1,441,087	24.2
Domestic	1,697.8	830,759	14.2	1,771.5	925,247	15.5
Exports	973.9	487,508	8.3	1,232.9	515,840	8.7
No. 3 Clean Coal	5,955.3	2,267,452	38.7	5,293.0	1,942,915	32.6
Domestic	3,725.7	1,412,053	24.1	2,857.3	1,050,494	17.6
Exports	2,229.6	855,399	14.6	2,435.7	892,421	15.0
Lump Coal	272.1	114,892	2.0	237.8	106,158	1.8
Domestic	272.1	114,892	2.0	206.4	93,725	1.6
Exports	0.0	0.0	0.0	31.4	12,433	0.2
Subtotal for Clean Coal	9,393.1	3,950,865	67.5	8,939.1	3,692,521	62.0
Domestic	6,189.6	2,607,957	44.6	5,239.1	2,271,827	38.1
Exports	3,203.5	1,342,907	22.9	3,700.0	1,420,694	23.8
Screened Raw Coal	4,895.6	1,452,611	24.8	6,065.6	2,024,798	34.0
Mixed Coal and others	2,464.2	386,722	6.6	1,634.5	240,849	4.0
Subtotal	16,752.9	5,790,197	99.0	16,639.2	5,958,168	100.0
Domestic	13,549.4	4,447,290	76.0	12,939.2	4,537,474	76.2

2. Yancoal Australia Pty	110.0	61,401	1.0	—	—	—

3. Total	16,862.9	5,851,598	100.0	16,639.2	5,958,168	100.0

Railway Assets Specifically Used for Coal Transportation

In the first half of 2006, Coal delivered by the railway assets of the Company (“Railway Assets”) in the first half of 2006 were 9.42 million tonnes, representing a decrease of 1.58 million tonnes or 14.4% as compared to the same period last year. Net income from railway transportation service of the Company was RMB71.754 million, representing a decrease of RMB20.310 million or 22.1% as compared to the same period last year.

Costs and Expenses

The following table sets out the Company’s operating expenses, which are also expressed as percentages to total net sales, for each of the six months ended 30th June, 2006 and 2005 respectively:

	For the six months ended 30th June
	2006	2005	2006	2005
	(RMB’000)		(% to total net sales)
Net sales
Net sales of coal	5,851,598	5,958,168	98.8	98.5
Net income of railway transportation service	71,754	92,064	1.2	1.5
Total net sales	5,923,352	6,050,232	100.0	100.0
Cost of sales and railway transportation service
Materials	587,966	526,848	9.9	8.7
Wages and employee benefits	707,753	524,367	11.9	8.7
Electricity	163,435	140,938	2.8	2.3
Depreciation	469,837	431,605	7.9	7.1
Expenses for land subsidence, restoring, recovery and environmental protection	209,264	359,694	3.5	5.9
Repairs and maintenance	157,698	171,166	2.7	2.8
Mining rights expenses	9,920	9,806	0.2	0.2
Transportation fees	50,729	53,530	0.9	0.9
Other expenses	290,322	211,106	4.9	3.5
Total cost of sales and railway transportation service	2,646,924	2,429,060	44.7	40.1
Selling, general and administration expenses	1,202,070	905,663	20.3	15.0
Total operating expenses	3,848,994	3,334,723	65.0	55.1

Total operating expenses of the Company for the first half of 2006 were RMB3,849.0 million, representing an increase of RMB514.3 million or 15.4% as compared to the same period last year. Of these expenses, cost of sales and railway transportation service increased by 9.0%, while selling, general and administration expenses increased by 32.7%.

The percentage of total operating expenses to total net sales increased from 55.1% in the same period last year to 65.0% in this reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial reports of 2006 and 2005 respectively. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to Supplemental Information II to the financial information prepared in accordance with IFRS contained herein.

In the first half of 2006, total net sales of the Company were RMB 5,923.4 million, representing a decrease of RMB126.8 million or 2.1%, from RMB6,050.2 million over the same period in 2005. Of these sales, (1) the Company’s net realized sales of coal were RMB5,790.2 million, representing a decrease of RMB168.0 million or 2.8%, as compared to RMB5,958.2 million over the same period in 2005. The decrease was the result of a decrease of RMB208.7 million attributable to the decrease in coal price, and an increase of RMB40.702 million attributable to the increase in coal sales volume; and (2) net income generated from railway transportation service was RMB71.754 million, representing a decrease of RMB20.310 million or 22.1%, from RMB92.064 million of the same period last year. The decrease was primarily due to the decrease in transportation fees, which are calculated on an ex-mine basis and paid exclusively by the customers, resulting from the decrease of 1.21 million tonnes in the coal transportation volume, as compared with the same period last year; and net sales of Yancoal Australia Pty were RMB61.401 million.

In the first half of 2006, cost of sales and railway transportation service were RMB2,646.9 million, representing an increase of RMB217.8 million or 9.0%, as compared to RMB2,429.1 million over the same period in 2005. Of these, the Company’s coal sales cost was RMB2,599.7 million representing an increase of RMB223.0 million or 9.4%, as compared to RMB2,376.7 million for the same period last year; while the unit cost of coal sales was RMB155.18, representing an increase of RMB12.34 or 8.6%, compared to RMB142.84 for the same period last year. This was mainly because 1 an increase in raw materials price and an increase in raw material consumption caused by more frequent relocation of longwall faces resulting in an increase in the unit cost of coal sales by RMB3.54; 2 an increase in the wages of employees resulting in the increase in unit cost of coal sales by RMB10.18; 3 reduction of the rate of export tax rebates increased the unit cost of coal sales by RMB1.97; and 4 effective cost control of the Company partially offset the impact of the abovementioned increased sales cost.

In the first half of 2006, selling, general and administration expenses of the Company were RMB1,202.1 million, representing an increase of RMB296.4 million or 32.7%, from RMB905.7 million over the same period in 2005. The increase was mainly due to: (1) an increase of RMB5.99 million in selling, general and administration expenses by the Company’s headquarters; (2) additional selling, general and administrative expenses of Yancoal Australian Pty of RMB236.5 million in this reporting period, which include  materials expenses of RMB30.655 million; ‚ employees’ remuneration of RMB90.485 million; ƒ depreciation expenses of RMB10.218 million; „ repair and maintenance expenses of RMB32.618 million; … equipment rental expenses of RMB18.458 million; † other expenses of RMB43.318 million.

In the first half of 2006, interest expenses of the Company were RMB7.780 million, representing a decrease of RMB6.470 million or 45.4%, compared to RMB14.250 million over the same period in 2005. This was primarily due to the decrease in long-term bank loan balance as compared to the same period last year.

In the first half of 2006, income before tax of the Company was RMB2,152.9 million, representing a decrease of RMB606.6 million or 22.0%, compared to RMB2,759.5 million over the same period in 2005.

In the first half of 2006, net income attributable to the equity holders of the Company was RMB1,433.6 million, representing a decrease of RMB450.5 million or 23.9%, compared to RMB1,884.1 million for the same period in 2005.

Total assets of the Company increased from RMB21,254.4 million as at 31st December, 2005 to RMB21,989.3 million as at 30th June, 2006, representing an increase of RMB734.9 million or 3.5%. The increase was primarily due to the increase in assets’ value resulting from the Company’s operating activities.

Total liabilities of the Company increased from RMB3,607.1 million as at 31st December, 2005 by RMB382.5 million or 10.6%, to RMB3,989.6 million as at 30th June, 2006. The increase in the Company’s total liabilities was primarily due to: (1) an increase in dividends payable of RMB510.0 million; (2) an increase in amounts due to Yankuang Group Corporation Limited (“Yankuang Group” or the “Controlling Shareholder”) and its other subsidiaries of RMB123.8 million ; (3) a decrease in account payables of RMB91,798 thousand; (4) a decrease in taxtation payable of RMB119.1 million; (5) a decrease in other account payables and payments in advance of RMB74,827 thousand.

Equity attributable to equity holders of the Company increased from RMB17,618.6 million as at 31st December to RMB17,971.4 million as at 30th June 2006, representing an increase of RMB352.8 million or 2.0%. The increase was principally attributable to the profits generated from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2006. The Company’s principal use of the capital was expenditure for operating activities, and the purchase of property, plant and equipment.

As at 30th June, 2006, the balance of the Company’s bills and accounts receivable were RMB2,770.6 million, representing an increase of RMB545.8 million or 24.5% from RMB2,224.8 million as at 31st December, 2005. Of this amount, bills receivable accounted for RMB2,517.7 million, representing an increase of RMB424.8million or 20.3%, as compared to RMB2,092.9 million as at 31st December, 2005. Increase in bills receivable was primarily due to the increase in documentary acceptance bill from coal sales. Accounts receivable increased from RMB131.9 million as at 31st December, 2005 by RMB121.0 million or 91.7%, to RMB252.9 million as at 30th June, 2006. The increase was due to the increase in accounts receivables of the Company.

The Company verified and cancelled its provision for doubtful accounts debts of RMB70.180 million during the reporting period.

As at 30th June, 2006, inventories of the Company increased from RMB470.5 million as at 31st December, 2005 by RMB42.323 million or 9.0%, to RMB512.8 million. The increase was mainly due to the increase in the cost of coal inventory.

Prepayments and other current assets increased from RMB202.4 million as at 31st December, 2005 by RMB109.8 million or 54.2%, to RMB312.2 million as at 30th June, 2006. The increase was mainly due to the increase in the prepayments for equipments and materials.

Total account payables decreased from RMB497.7 million as at 31st December, 2005 by RMB91.798 million or 18.4%, to RMB405.9 million as at 30th June, 2006.

Other payables and accrued expenses decreased from RMB1,575.9 million as at 31st December, 2005 by RMB74.827 million or 4.7%, to RMB1,501.0 million as at 30th June, 2006.

In the first half of 2006, the Company’s capital expenditure was RMB1,044.8 million. This was mainly used for the purchase and refurbishment of properties, machinery and equipment.

As at 30th June, 2006, the Company’s debt to equity ratio was 1.3%, which was calculated based on equity attributable to equity holders of the Company and total liabilities amounting to RMB17,971.4 million and RMB231.8 million respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capital to meet its current needs.

TAXATION

The Company is subject to an income tax rate of 33% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to Supplemental Information II to the financial statements of this reporting period prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2006

In the second half of 2006, the demand and supply in the domestic and overseas coal markets is expected to achieve an equilibrium.

The demand and supply in the domestic coal market is generally expected to achieve an equilibrium. High quality coal price is expected to hover at a high level whilst poor quality coal price is expected to face downward pressure. The steady growth of demand of certain coal-consuming industries, such as power, metallurgical industries, chemicals and construction materials, etc. which are driven by the growth of the PRC’s economy, slows down under macroeconomic control measures taken by the government. The commencement of production from new coal mines and the decreased net export volume of coal will increase the domestic supply of coal. The increase in coal transportation capacity will partially ease the tight domestic coal transportation capacity. The demand and supply in the domestic market is generally expected to maintain an equilibrium and coal price is generally expected to remain stable in the second half of 2006. The price of good quality coal is expected to maintain at a high level, while the prices of poor quality coal is expected to fall. Measures such as the PRC Government’s continuous effort in closing down sub-standard coal mines, strengthening the structure of the coal industry, implementing protective mining of coal resources, etc. are beneficial to the sustainable development of the coal industry and enhance the competitive capacities of the large-scale coal enterprises.

The demand for coal in the international market is expected to be strong, and coal price is expected to be at high level. The steady growth of world economy and growing hot issue relating to international energy drive the strong demand for coal in the international market, and the growth in demand for coal is the fastest among all energy resources. The coal demand in the Asia-Pacific region is expected to maintain a strong growth due to the increasing import of coal by U.S.A., China, India, South Korea and other countries. However, the increasing export of coal by Indonesia, tight supply of coal export by Australia and reduction of coal export by China, lead to a generally stable supply of coal in the Asia-Pacific region. It is expected that the international coal market will hover at a high price level in the second half of 2006. The continuous rise in coal price in the European coal market, the high prices of international oil and natural gas, and the continuous rebound in international shipping freight rate will be beneficial to sustain high prices in the East Asian coal market.

The volume of domestic sales and coal export of the Company for year 2006 is projected to be 34 million tonnes, representing an increase in sales volume of 1.52 million tonnes or 4.7% compared to the same period for year 2005. Of this amount, the domestic sales volume is projected to be 27 million tonnes, representing an increase of 1.77 million tonnes or 7.0% over the domestic sales volume for year 2005; and coal export volume is projected to be 7 million tonnes, which would be 0.25 million tonnes or 3.4% less than the export volume for year 2005.

The Company has entered into contracts and letters of intent for domestic sales and coal exports in 2006 for a total of 28.1 million tonnes, of which the volume of coal sold by signed contract amounted to 11.42 million tonnes, with an increase in contract price of 2.8% as compared with the average contract price of domestic coal sales for year 2005. The volume of coal sold by letter of intent for domestic sales amounted to 16.68 million tonnes, with the coal price fluctuating with market changes. The contracts the Company has already entered into for steam coal export in year 2006 amounted to 4.93 million tonnes, with a decrease in contract price of 7% as compared with the contract price of steam coal export in year 2005.

Operating Strategies in the Second Half of 2006

The Company will continue to improve its profitability and shareholders’ return through internal development and external expansion. In the second half of 2006, the Company will continue to implement the following operating strategies:

i)	Improving operation and management and enhancing the profitability of the existing coal mines.

Firstly, the Company will stabilize the output and sales volume of its existing coal mines. The Company will optimize and adjust the production system of its coal mines so that the output of raw coal will start to increase again to achieve a sales target of 34.0 million tones for the year.

Secondly, the Company will continue to implement its “Three Nil Project” to improve product quality and reputation in the market, and to continuously implement its “Four Optimizations” to optimize the Company’s product mix, user mix, transportation structure and port flow structure so as to reduce the cost of sales and increase net sales price of products.

Thirdly, the Company will strengthen its management and implement cost control measures. The Company will improve its financial control system and control the capital risk. The Company will fully implement the policy of “increasing income, reducing cost, reducing material consumption and increasing efficiency”.

ii)	Speeding up the development pace of existing projects and continuing to look for new acquisition opportunities.

The Company will accomplish revamping the production system, installation of mining equipment, and endeavors to put the Austar Coal Mine in Australia into full operation in the third quarter of 2006. The Company will complete the commercial negotiation for the new coal mine project in Shaanxi Province, and endeavors to complete construction of the coal mine by the end of 2006. The Company will speed up the construction pace of Zhaolou Coal Mine in Shandong Province and the methanol project in Shaanxi province, and endeavors to complete the construction of these two projects and commence their operations by the end of year 2007. The Company will continue to look for new acquisition opportunities in coal and other related industries both in China and overseas so as to expand the scale of its coal mine assets and develop coal further processing business.

In the year 2006, Yankuang Group will implement the transfer to the Company part of its coal and power operations and other new projects, which are in line with the Company’s development strategies and in accordance with the government’s relevant regulations. In addition, Yankuang Group will support the Company in its acquisition of the above-mentioned transfers to increase the business performance of the Company, reduce connected transactions and intra-industry competition between Yankuang Group and the Company. The Company would be invited to invest in the coal liquefaction project which is being developed by Yankuang Group.

The Company will acquire 98% of the equity interest in Yankuang Shanxi Neng Hua Company, Limited. (“Shanxi Neng Hua”) in the third quarter of year 2006. The acquisition is expected to offer a platform for the Company’s participation in coal resource exploitation and coal further processing business in Shanxi province. The Tianchi coal mine of Shanxi Neng Hua is expected to put into full operation by the end of year 2006.

iii)	Regulating the operations of the Company and improving the management expertise of the Company.

Firstly, in accordance with the requirements of Sarbanes-Oxley Act, the Company will complete the establishment of its internal control systems before the end of year 2006. The Company has already completed the design, testings and rectifying works of its internal control system. The Company’s internal system will be formally implemented in October 2006, and issue the Internal Control Report by the end of the year 2006.

Secondly, pursuant to the requirements of domestic and foreign supervising and regulating authorities, the Company will arrange for its Directors, Supervisors, senior management and the other employees to attend regular training to strengthen their awareness of self-discipline and responsibility. The Company will also improve its corporate governance to promote the operational compliance of the Company.

Thirdly, The Company will strengthen the management of its external investments, control its investment risks and improve the quality and returns of its investments.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2005

At the 2005 annual general meeting of the Company held on 28th June, 2006, the shareholders of the Company approved the final dividends of RMB1,082 million ( tax included), or RMB2.2 (tax included) per share to be declared and paid to the shareholders of the Company, which include (1) cash dividends of RMB737.7 million (tax included) or RMB0.150 (before tax) per share for the year ended 2005 in accordance with the Company’s consistent dividend policy; and (2) 2005 special cash dividends of RMB344.3 million (tax included) or RMB0.070 (tax included) per share.

Payment of the 2005 final cash dividends to the shareholders of the Company was completed on 20th July, 2006.

Interim Dividends Distribution

There will be no payment of interim dividends nor issue of bonus shares for the first half-year of 2006.

Acquisition of Mining Right of Zhaolou Coal Mine

The Company acquired 95.67% equity interest in Yanmei Heze Neng Hua Company Limited (“Heze Neng Hua”) from Yankuang Group in December 2005.

Yankuang Group has been granted the mining right certificate of Zhaolou Coal Mine by the Ministry of Land and Resources on 28th June, 2006. Pursuant to the related acquisition agreements, Heze Neng Hua has the right to purchase such mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coal mine to Yankuang Group.

Construction works of Zhaolou coal mine are proceeding according to the plan, and are expected to be completed by the end of year 2007. The company will undertake acquisition of the mining rights of Zhaolou coal mine pursuant to the terms of the relevant agreements, as and when appropriate.

Acquisition of Equity Interest of Yankuang Shanxi Neng Hua Co., Ltd.

On 18th August, 2006, an agreement was entered into between the Company and Yankuang Group in relation to the acquisition of 98% equity interest of Yankuang Shanxi Nenghua Company Limited by the Company from Yankuang Group. Please refer to the “Announcement On Connected Transaction of Yanzhou Coal Mining Company Limited” published by the Company on 21st August, 2006 for details of the acquisition.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”). Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The final auction price was RMB3.5 per Huaxia Share and total final auction amount was RMB1,011.5 million.

The successful bidder of Huaxia Shares is going through qualification approval procedures of China Banking Regulatory Commission. Upon completing the qualification approval, the bidder will make payment of the auction amount and transferring procedures of Huaxia Shares, and the Company can call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. As at this reporting date, the bidder is still undergoing the process of qualification approval. The Company and relevant parties are endeavoring to confirm the results of the qualification approval as soon as possible.

In view of the possibility that the bidder may not obtain the qualification approval by China Banking Regulatory Commission, the Company and the relevant parties have studied corresponding measures to call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. Any significant progress concerning the entrusted loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation and arbitration during this reporting period.

Share Reform Plan

The share reform plan proposed by Yankuang Group was implemented (the “Share Reform Plan”) on 31st March, 2006. Yankuang Group has paid a consideration of 2.5 non-tradable shares for every 10 shares held by each holder of A shares whose name appeared on the register of members of A share on 30th March, 2006 in exchange for the right to list and trade the non-tradable shares of Yankuang Group on the Shanghai Stock Exchange. The non-tradable shares held by the Yankuang Group were granted the right to list and trade on the Shanghai Stock Exchange since 3rd April, 2006.

The financial indicators of the Company including assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the revised Share Reform Plan of Yankuang Group.

MATERIAL CONTRACTS

Besides the relevant agreements disclosed in the sections headed “Acquisition of Equity Interest of Yankuang Shanxi Neng Hua Co., Ltd.” and “On-going Connected Transactions”, the Company was not a party to any material contract during this reporting period.

ON-GOING CONNECTED TRANSACTIONS

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on on-going connected transactions and the operation developments of the Company and Yankuang Group, the Company completed the review of its on-going connected transactions as required by law and re-entered into six on-going connected transaction agreements (“New On-going Connected Transaction Agreements”) with Yankuang Group in the first quarter 2006. It also determined the annual caps on the connected transactions for each New On-going Connected Transaction Agreements in each year (“the Annual Caps”) from 2006 to 2008.

The New On-going Connected Transaction Agreements and the Annual Caps were approved by the independent shareholders on 24th March, 2006. The term for each of the New On-going Connected Transaction Agreements is from 1st January, 2006 till 31st December, 2008. The Company and Yankuang Group terminated the original contracts on the Materials and Services Supply Agreement and its supplementary agreement, and the Agreement of Endowment Insurance Fund.

Details of the connected transactions for the first half year of 2006 are set out in note 13 to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in note 14 to the financial statements prepared in accordance with the IFRS contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”). The Company has not adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less exacting than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code On Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the “Code Provision”).

Save as disclosed below, there is no significant difference between the compliance with the Code Provision by the company during this reporting period and that disclosed in the Company’s 2005 Annual Report.

“Code for Securities Transactions by the Management of Yanzhou Coal Mining Company Limited” was established by the board of the Company on 21st April, 2006, which stipulates written guidelines for transactions in the securities of the Company for the directors, supervisors and senior management of the Company and any other person who may be aware of non-published price sensitive information. The code has combined the requirements of the relevant domestic laws and regulations and those of Hong Kong.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

Starting from 21st July, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB is no longer pegged to the US dollar.

The impact of floating exchange rate to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) impact on income through coal export after conversion into RMB; (b) impact of conversion loss of foreign currency deposit; and (c) impact on the Company’s import costs of equipment and fittings.

The Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2006, the Company had 31,716 employees in total, of whom 2,026 were administrative personnel, 1,082 were technicians, 24,459 were directly involved in coal production and 4,149 were supporting staff.

AUDITORS

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

On behalf of the Board
Wang Xin Chairman

18th August, 2006

Zoucheng, People’s Republic of China

Directors: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

The interim report of the Company for the six-month period ended 30th June, 2006 containing all the information required by paragraghs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http//www.hkex.com.hk) in due course.

INTERIM RESULTS

The unaudited interim operating results of the Company for the six months ended 30th June, 2006 prepared in conformity with (i) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”) and (ii) the International Financial Reporting Standards (“IFRS”).

(i)	Unaudited financial information prepared under PRC GAAP.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006

	The Group Six months ended June 30,		The Company Six months ended June 30,
	2006	2005	2006	2005
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
Revenue from principal operations	6,486,152,242	6,676,644,921	6,486,152,242	6,676,644,921
Less: Cost of principal operations	2,940,473,641	2,758,267,900	2,941,998,508	2,759,543,817
Sales taxes and surcharges	138,120,360	125,034,009	138,120,360	125,034,009

Profit from principal operations	3,407,558,241	3,793,343,012	3,406,033,374	3,792,067,095
Add: Profits from other operations	41,283,862	23,891,613	36,415,895	23,530,900
Less: Operating expenses	519,847,693	538,394,458	521,726,223	540,467,066
General and administrative expenses	919,559,240	805,420,279	906,498,163	794,341,205
Financial expenses	(22,588,101)	(4,424,385)	(16,540,560)	(7,015,528)

Operating profit	2,032,023,271	2,477,844,273	2,030,765,443	2,487,805,252
Add: Investment income	(1,058,461)	2,818,654	(253,614)	(7,775,735)
Non-operating income	4,625,033	277,296	4,622,533	257,296
Less: Non-operating expenses	2,584,664	2,076,971	2,584,664	1,904,251

Total profits	2,033,005,179	2,478,863,252	2,032,549,698	2,478,382,562
Less: Income taxes	685,060,906	821,951,620	684,846,730	821,759,469
Minority interest	241,305	288,539	—	—

Net profit	1,347,702,968	1,656,623,093	1,347,702,968	1,656,623,093
Add: Unappropriated profits at the beginning of the period	4,761,923,924	3,722,812,692	4,762,240,508	3,723,129,276

Profits available for appropriation	6,109,626,892	5,379,435,785	6,109,943,476	5,379,752,369
Less: Appropriations to statutory common reserve fund	—	—	—	—

Profits available for appropriation to shareholders	6,109,626,892	5,379,435,785	6,109,943,476	5,379,752,369
Less: Cash dividend proposed after the balance sheet date	—	—	—	—

Unappropriated profits at the end of the period	6,109,626,892	5,379,435,785	6,109,943,476	5,379,752,369

(ii)	Unaudited financial information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006

		Six months ended June 30,
		2006		2005
	Notes	RMB’000 (unaudited)		RMB’000 (unaudited)
Gross sales of coal	4		6,337,679		6,459,547
Railway transportation service income			71,754		92,064

Total revenue			6,409,433		6,551,611
Transportation costs of coal	4		(486,081)		(501,379)
Cost of sales and service provided	5		(2,646,924)		(2,429,060)

Gross profit			3,276,428		3,621,172
Selling, general and administrative expenses	6		(1,202,070)		(905,663)
Other income	7		86,334		58,259
Interest expenses	8		(7,780)		(14,250)

Profit before income taxes			2,152,912		2,759,518
Income taxes	9		(719,407)		(875,175)

Profit for the period			1,433,505		1,884,343

Attributable to:
Equity holders of the Company			1,433,612		1,884,054
Minority interest			(107)		289

			1,433,505		1,884,343

Appropriations to reserve			195,184		202,864

Dividends declared	10		1,082,048		799,240

Earnings per share	11	RMB	0.29	RMB	0.38

Earnings per ADS	11	RMB	14.57	RMB	19.15

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2006

		At June 30, 2006	At December 31, 2005
	Notes	RMB’000 (unaudited)	RMB’000 (audited)
ASSETS
CURRENT ASSETS
Bank balances and cash		3,335,179	5,885,581
Term deposits		3,158,164	1,326,335
Restricted cash		38,716	30,505
Bills and accounts receivable	12	2,770,599	2,224,836
Inventories		512,824	470,501
Other loan receivable		640,000	640,000
Prepayments and other current assets		312,235	202,417
Prepaid lease payments		13,465	13,465
Prepayment for land subsidence, restoration, rehabilitation and environmental costs		405,942	157,511

TOTAL CURRENT ASSETS		11,187,124	10,951,151
MINING RIGHTS		150,023	153,265
PREPAID LEASE PAYMENTS		573,178	579,773
PROPERTY, PLANT AND EQUIPMENT		9,814,115	9,318,486
GOODWILL		153,037	153,037
INVESTMENTS IN SECURITIES		62,181	62,181
RESTRICTED CASH		49,637	36,551

TOTAL ASSETS		21,989,295	21,254,444

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bills and accounts payable		405,862	497,660
Other payables and accrued expenses		1,501,042	1,575,869
Dividend payable		510,048	—
Amounts due to Parent Company and its subsidiary companies	13	632,023	508,254
Unsecured bank loan	14	200,000	200,000
Taxes payable		528,138	647,247

TOTAL CURRENT LIABILITIES		3,777,113	3,429,030
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	13	31,827	31,827
DEFERRED TAX LIABILITY		180,624	146,279

TOTAL LIABILITIES		3,989,564	3,607,136

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		17,971,378	17,618,577
MINORITY INTEREST		28,353	28,731

TOTAL EQUITY		17,999,731	17,647,308

TOTAL LIABILITIES AND EQUITY		21,989,295	21,254,444

Notes to the Condensed financial statements prepared under IFRS.

1.	BASIS OF PRESENTATION

The interim financial report has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

2.	SIGNIFICANT ACCOUNTING POLICIES

The interim financial report has been prepared on the historical cost basis.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005.

In the current period, the Group has adopted, for its first time, all of the new standards, amendment and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2006.

IAS 19 (Amendment)	Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement: Amendment for hedges of forecast intragroup transactions

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for fair value option

IAS 39 (Amendment) & IFRS 4	Financial Instruments: Recognition and Measurement Amendment for financial guarantee contracts

IFRS 6	Exploration for and Evaluation of Mineral Resources

IFRIC 4	Determining whether an Arrangement Contains a Lease

IFRIC 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds

The directors of the Company consider that the adoption of the new and revised standards has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment is required.

3.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal

Coal railway transportation	- Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2006
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	6,337,679	71,754	—	6,409,433
Inter-segment	—	110,554	(110,554)	—

Total	6,337,679	182,308	(110,554)	6,409,433

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,309,592	13,300	—	2,322,892

Unallocated corporate expenses				(223,600)
Unallocated corporate income				61,400
Interest expenses				(7,780)

Profit before income taxes				2,152,912

	For the six months ended June 30, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	6,459,547	92,064	—	6,551,611
Inter-segment	—	116,740	(116,740)	—

Total	6,459,547	208,804	(116,740)	6,551,611

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,892,250	59,721	—	2,951,971

Unallocated corporate expenses				(214,978)
Unallocated corporate income				36,775
Interest expenses				(14,250)

Profit before income taxes				2,759,518

4.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Domestic sales of coal, gross	4,629,995	4,690,741
Less: Transportation costs	182,705	153,267

Domestic sales of coal, net	4,447,290	4,537,474

Export sales of coal, gross	1,707,684	1,768,806
Less: Transportation costs	303,376	348,112

Export sales of coal, net	1,404,308	1,420,694

Net sales of coal	5,851,598	5,958,168

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

5.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Materials	587,966	526,848
Wages and employee benefits	707,753	524,367
Electricity	163,435	140,938
Depreciation	469,837	431,605
Land subsidence, restoration, rehabilitation and environmental costs	209,264	359,694
Repairs and maintenance	157,698	171,166
Annual fee and amortization of mining rights	9,920	9,806
Transportation costs of materials	50,729	53,530
Others	290,322	211,106

	2,646,924	2,429,060

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Retirement benefits scheme contributions	305,845	228,395
Wages and employee benefits	254,353	130,837
Additional medical insurance	26,922	20,212
Depreciation	48,202	30,749
Distribution charges	25,797	20,179
Resource compensation fees	51,866	62,925
Repairs and maintenance	37,549	70,100
Research and development	19,960	25,155
Staff training costs	20,185	15,153
Freight charges	9,772	10,746
Materials and consumables	37,476	9,754
Property management	43,135	18,603
Education	20,402	8,302
Exchange loss	20,301	14,174
Others	280,305	240,379

	1,202,070	905,663

7.	OTHER INCOME

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Gain on sales of auxiliary materials	23,406	20,759
Interest income from bank deposits	61,400	33,841
Interest income on loan receivable	—	3,377
Others	1,528	282

	86,334	58,259

8.	INTEREST EXPENSES

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Interest expenses on bank borrowing wholly repayable within 5 years	6,196	12,320
Deemed interest expenses in respect of acquisition of Jining III	1,584	1,930

	7,780	14,250

No interest was capitalized during the relevant periods.

9.	INCOME TAXES

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Income taxes	685,062	821,951
Deferred tax charge	34,345	53,224

	719,407	875,175

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2005: 32%). The major reconciling items are the amount claimed on the appropriation to a future development fund for which a tax deduction is granted and expenses which are not deductible for tax purposes.

10.	DIVIDENDS

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
2005 Final dividend approved, RMB0.150 per share (2005: 2004 final dividend approved RMB0.1625, adjusted for the bonus issue)	737,760	799,240
2005 Special dividend approved, RMB0.070 per share (2005: Nil)	344,288	—

	1,082,048	799,240

Pursuant to the annual general meeting held on June 28, 2006, a final dividend and special dividend in respect of the year ended December 31, 2005 were approved.

Pursuant to the annual general meeting held on June 28, 2005, a final dividend and a bonus issue on the basis of six bonus shares for every ten existing shares in respect of the year ended December 31, 2004 were approved.

11.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2006 and 2005 is based on the profit for the period of RMB1,433,612,000 and RMB1,884,054,000 and on 4,918,400,000 shares in issue (adjusted for the bonus issue, as appropriate), during both periods.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being, equivalent to 50 shares.

12.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2006	At December 31, 2005
	RMB’000	RMB’000
Total bills receivable	2,517,655	2,092,949
Total accounts receivable	309,464	258,587

	2,827,119	2,351,536
Less: Allowance for doubtful debts	(56,520)	(126,700)

Total bills and accounts receivable, net	2,770,599	2,224,836

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2006	At December 31, 2005
	RMB’000	RMB’000
1 - 180 days	2,785,729	2,245,170
181 - 365 days	5,447	6,014
1 - 2 years	5,919	19
2 - 3 years	18	—
Over 3 years	30,006	100,333

	2,827,119	2,351,536

13.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2006 included the present value of an outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

	At June 30, 2006	At December 31, 2005
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies:
Within one year	632,023	508,254
More than one year, but not exceeding two years	8,689	8,689
More than two years, but not exceeding five years	23,138	23,138

Total due	663,850	540,081
Less: amount due within one year	(632,023)	(508,254)

Amount due after one year	31,827	31,827

Except for the outstanding consideration as described above, the amounts due to Parent Company and/or its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Income

Sales of coal	448,702	390,037
Sales of auxiliary materials	232,521	226,496
Utilities and facilities	—	14,500

Expenditure

Utilities and facilities	162,594	174,721
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	214,230	142,414
Repairs and maintenance services	81,847	55,635
Social welfare and support services	198,406	110,961
Technical support and training	10,000	7,565
Road transportation services	32,915	20,583
Construction services	80,642	—

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 for each of the six months ended June 30, 2006 and 2005, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2006 and 2005, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a scheme of the Parent Company in respect of retirement benefits.

Transactions/balance with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Trade sales	681,224	631,033

Trade purchases	214,235	142,414

Material balances with other state-controlled entities are as follows:

	At June 30, 2006	At December 31, 2005
	RMB’000	RMB’000
Amounts due from other state-controlled entities	99,714	63,645

Amounts due to other state-controlled entities	771,314	613,082

In addition, the Group has entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business,. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Six months ended June 30,
	2006	2005
	RMB’000	RMB’000
Directors’ fee	179	—
Salaries, allowance and other benefits in kind	828	569
Retirement benefit scheme contribution	373	256

	1,380	825

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

14.	UNSECURED BANK LOAN

The loan is interest bearing at 5.76% per annum and is repayable in August 2006.

Supplemental Information I

SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The Interim financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, but recognized as an appropriation of shareholders’ equity under IFRS;

(ii)	reversal of the Work Safety Cost provided but not yet ultized for the enhancement of safety production environment and facilities under IFRS, which is charged as an expense immediately when set aside under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v)	pre-operating expenses written off in terms of IFRS are capitalized in subsidiaries of the Company as a long term asset under PRC GAAP;

(vi)	recognition of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards; and

(vii)	recognition of a deferred tax asset/liability under IFRS for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Profit attributable to equity holders of the Company for six months ended June 30,		Equity attributable to equity holders of the Company as at
	2006	2005	June 30, 2006	December 31, 2005
	RMB’000	RMB’000	RMB’000	RMB’000
As per interim financial report prepared under IFRS	1,433,612	1,884,054	17,971,378	17,618,577
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to profit before income taxes under PRC GAAP	(195,185)	(202,864)	(358,665)	(269,945)
- reversal of Work Safety Cost	(104,079)	(127,619)	(547,347)	(443,268)
- release of negative goodwill to income	—	—	(138,101)	(138,101)
- deemed interest expenses	1,587	1,930	114,807	113,220
- write-off of pre-operating expenses of subsidiaries	185,428	54,856	307,229	121,801
- recognition of goodwill amortization	(8,005)	(6,958)	(23,011)	(15,006)
- deferred tax effect on temporary differences not recognized under PRC GAAP	34,345	53,224	180,624	146,279
- others	—	—	8,070	8,070
As per interim financial report prepared under PRC GAAP	1,347,703	1,656,623	17,514,984	17,141,627

Note: There are also differences in other items in the interim financial report due to differences in classification between IFRS and PRC GAAP.

Supplemental Information II

SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The interim financial statement is prepared in accordance with IFRS (“IFRS Interim Financial Report”), which differs in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

In the IFRS Interim Financial Report, the acquisitions of Jining II, Jining III, Railway Assets and Heze have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, Railway Assets and Heze at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognised. Therefore, an adjustment has been made to opening retained earnings and negative goodwill at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, Railway Assets and Heze are entities under the common control of the Parent Company, therefore the assets and liabilities of Jining II, Jining III, Railway Assets and Heze are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, Railway Assets and Hese acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In the IFRS Interim Financial Report, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the estimated useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

In the IFRS Interim Financial Report, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition including those arising from transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax base of the assets is the fair value amount at the date of acquisition.

In the IFRS Interim Financial Report, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2006		2005
	RMB’000		RMB’000
Profit for the period attributable to equity holders of the Company as reported under IFRS		1,433,612		1,884,054
US GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and prepaid lease payments		93,925		94,064
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights		(32,088)		(32,134)
Amortization of mining rights of Jining III		3,312		3,312
Loss of Heze included in the Group using the pooling of interest method		—		(681)

Income under US GAAP		1,498,761		1,948,615

Earnings per share under US GAAP	RMB	0.30	RMB	0.40

Earnings per ADS under US GAAP	RMB	15.24	RMB	19.82

	At June 30, 2006		At December 31, 2005
	RMB’000		RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS		17,971,378		17,618,577
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and prepaid lease payments		(2,561,032)		(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments		1,594,748		1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments		318,874		349,869
Goodwill arising on acquisition of Jining II		(10,106)		(10,106)
Mining rights of Jining III		(96,047)		(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights		31,696		32,788
Goodwill arising on acquisition of Railway Assets		(97,240)		(97,240)
Amortization of goodwill on acquisition of Yanmei Shipping		1,116		1,116
Goodwill arising on acquisition of Heze		(35,645)		(35,645)

Shareholders’ equity under US GAAP		17,117,742		16,699,791

Under US GAAP, the Group’s total assets would have been RMB20,955,035,000 and RMB20,189,379,000 at June 30, 2006 and December 31, 2005, respectively.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310